HINTO ENERGY, INC.




                                October 27, 2014



VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Brad Skinner
Washington, D.C.  20549

Re: Hinto Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014

Form 8-K
Filed July 23, 2014
File No. 000-26317

Dear Mr. Skinner:

We are in receipt of the Securities and Exchange Commission (SEC) letter dated September 25, 2014, regarding the above referenced filings of Hinto Energy, Inc. Below please find our responses to such comments. For your convenience we have provided your comment below, with responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
-----------------------------------------------------
PROPERTIES, PAGE 20
-------------------
SUMMARY OF OIL AND NATURAL GAS RESERVES, PAGE 22
------------------------------------------------
QUALIFICATIONS OF TECHNICAL PERSONAS AND INTERNAL CONTROLS OVER RESERVES ESTIMATION PROCESS, PAGE 23
--------------------------------------------------------------------------------

     1. You state your estimated reserves report was prepared by RSM Resources, LLC, an independent petroleum engineer. Please amend your filing to include their report as an exhibit, as required by Item 1202(a)(8) of Regulation S-K.

We have amended our filing to include such document as an exhibit.






    * 5350 S. Roslyn Street, Suite 400, Greenwood Village, Colorado 80111 *
                                * 303-647-4850 *

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                                              Securities and Exchange Commission
                                                                October 27, 2014
                                                                     Page 2 of 5


FINANCIAL STATEMENTS
--------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 55
----------------------------------------------------------------

     2. Please amend your filing to include a revised report from your accountants indicating, if true, the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended were encompassed in their report, and reflect a report issuance date subsequent to the year ended December 31, 2013 (the current report issuance date indicated is April 14, 2013). We remind you such amended Form 10-K filing should include updated officers' certifications.

We have amended the document to include such changes to the Report of Independent Registered Public Accounting Firm.

NOTE 14 - SUPPLEMENTAL OIL AND GAS DISCLOSURE (UNAUDITED), PAGE 75
------------------------------------------------------------------

     3. Please revise to provide disclosure of the standardized measure of discounted future cash flows and the changes in the standardized measure of discounted future cash flows as required by FASB ASC Topic 932-235-50-29 through 36.

We have amended the filing to include such information.

AGGREGATE CAPITALIZED COSTS, PAGE 77
------------------------------------

     4. The 2013 amounts in your tabular presentation do not appear to correspond with amounts presented in your balance sheet. Please verify the accuracy of the 2013 amounts presented here and revise them, if necessary.

We have amended the filing with the correct information.

EXHIBITS
--------

     5. We note your disclosure on page 44 that George Harris, Gary Herick, Kevin Blair, J. David Keller and Max Sommer have entered into consulting agreements with South Uintah for their services. Please file such agreements as exhibits to your filing. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Please note that Mr. Harris's Consulting Agreement was filed as an exhibit to Registration Statement No. 333-182538, filed with the SEC on July 3, 2012, we have amended the exhibit table to incorporate such filing by reference.

We have included the Consulting Agreements for Messrs. Herick, Blair, Keller and Sommer as Exhibits to this filing. We would like to note that neither Mr. Blair or Mr. Keller have received compensation for their services under this agreement during the fiscal year ended December 31, 2013 or during the nine months ended September 30, 2014.
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                                              Securities and Exchange Commission
                                                                October 27, 2014
                                                                     Page 3 of 5

FORM 8-K FILED JULY 23, 2014
----------------------------

     6. Your disclosure includes a PV-10 value for the Mason Lake field. As PV-10 represents a non-GAAP measure, revise the disclosure to also include the standardized measure for the Mason Lake field. See Rule 100(a) of Regulation G.

We would suggest that we amend the current report on Form 8-K to include the following language:

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

Information with respect to the standardized measure of discounted future net cash flows relating to reserves is summarized below. The price used to estimate the reserves is held constant over the life of the reserve. Future production and development costs are derived based on current costs assuming continuation of existing economic conditions.

The discounted future net cash flows related to oil and gas reserves are:


Future cash inflows $7,176,260 Less future costs:
     Operational                                                   1,661,914
     Development                                                           -
     Taxes                                                           789,386
                                                              ---------------
Future net cash flows                                              4,724,960
                         10% discount factor                      (3,279,842)
                                                              ===============
Standarized measure of discounted costs
     future net cash flows                                        $1,445,118


     7. Please clarify for us if the volumes disclosed as reserves were estimated in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, and if so, what category of reserves these represent, e.g. proved, probable or possible. If not, please tell us which definitions you relied on in preparing your estimates of reserves. Also describe for us, in reasonable detail, the specific geological, geophysical and engineering data and economic assumptions you have relied upon in establishing the reserve volumes disclosed.

The volumes disclosed as reserves were estimated in accordance with the definitions of Rule 4-10(a) of Regulation S-X. The reserves represented were considered probable.


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                                              Securities and Exchange Commission
                                                                October 27, 2014
                                                                     Page 4 of 5



The estimate of reserves were prepared by an independent third party on our behalf. The prepared the reserves of our Mason Lakes water flood field were determined using:

     - A comprehensive reservoir and geology study which was done on the filed in 1996 by the Montana Geological Society, as a reference point for current basis of recovered and remaining oil in the reservoir:

     - The State of Montana's oil and gas website's production reporting for the field from November 1996 through May 2014;

     - A decline rate established for the filed by the Montana Oil and Gas Commission after holding hearings on the field and evaluation all of the production reserve data submitted the operator in 1996/1997; and

     - Recent production rates, as reported to the Montana Oil and Gas Commission along with costs as disclosed by the Company in its public reports.

Based upon the data above the estimates were based upon:

         Composite Field Decline - Water flat decline of 13%
         40 BOPD initial rate
         Uplift case:  PV 10%: 11% Tax

         2014 Average price of 87.5$/bbl esc@ 3% cap@105$/bbl

         OPEX based upon annual rate of $89,395 per year or rounded to $7,500 per month


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                                              Securities and Exchange Commission
                                                                October 27, 2014
                                                                     Page 5 of 5


Please be advised, that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me.

                                Sincerely,


                                /s/ George E. Harris


                                George E. Harris
                                Chief Executive & Financial Officer

Enclosures

Cc: Michael A. Littman, Corporate Counsel